                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  TENNECO INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

           OPTIONS TO PURCHASE SHARES OF COMMON STOCK, $.01 PAR VALUE
                           (Title of Class Securities)

                                    880349105
   (CUSIP Number of Class of Securities Underlying Options to Purchase Common
                                     Stock)

                                  David Wardell
         Senior Vice President, General Counsel and Corporate Secretary
                                  Tenneco, Inc.
                              500 North Field Drive
                              Lake Forest, IL 60045
                                 (847) 482-5000

                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Filing
                                    Persons)

                              With a copy to:

                              Jodi A. Simala
                       Mayer, Brown, Rowe & Maw LLP
                           71 South Wacker Drive
                          Chicago, IL 60606-4637
                              (312) 782-0600

                            CALCULATION OF FILING FEE

Transaction Valuation*                    Amount of Filing Fee
----------------------                    --------------------
      $2,194,403                                  $67.37

-----------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 90,962 shares of common stock of Tenneco Inc. having an aggregate value of $2,194,403 as of September 14, 2007 will be accepted for amendment pursuant to offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A     Filing Party:  N/A

Form or Registration No.: N/A     Date Filed:    N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by Tenneco Inc., a Delaware corporation (the "Company"), to amend certain options (the "Eligible Options") to purchase shares of the Company's common stock which were granted under the Company's Amended and Restated 2002 Long-Term Incentive Plan that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance. Eligible employees are those employees of the Company or one of its subsidiaries as of the expiration date of the Offer who are subject to United States federal income taxes. The Offer is not being made to any of the Company's current or former executive officers or directors.

      Eligible employees may elect (i) to have Eligible Options amended to increase their exercise prices per share to be equal to what the fair market value per share of the Company's common stock was on the option's deemed grant date, and (ii) to receive a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each eligible option, less applicable tax withholding. The cash payments will be made on the first payroll date following January 1, 2008. The delay in the cash payments is required in order to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended.

      The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options, dated September 25, 2007 (the "Offer to Amend"), (ii) the related e-mail from Rex Abercrombie, Vice President, Compensation & Benefits, dated September 25, 2007, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, constitute the "Disclosure Documents" and are attached to this Schedule TO as Exhibits
(a)(1)(a) through (a)(1)(d), respectively.

      The information contained in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

      The Offer is being made for compensatory purposes in order to minimize or avoid potentially material adverse personal tax consequences to eligible employees. The Offer is being made in compliance with the Exemptive Order by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on March 26, 2007 (which such Exemptive Order was issued in connection with relief requested by Chordiant Software, Inc.) and Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) NAME AND ADDRESS.

      The name of the issuer is Tenneco Inc. The address of its principal executive office is 500 North Field Drive, Lake Forest, IL 60045 and the telephone number at that address is (847) 482-5000.

      (b) SECURITIES.

      This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of September 25, 2007, Eligible Options to purchase up to a total of
- shares of common stock of the Company were outstanding. The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers" and "The Offer -- Number of options and amount of consideration; expiration date" is incorporated herein by reference.

      (c) TRADING MARKET AND PRICE.

      The information set forth in the Offer to Amend under "The Offer -- Price range of shares underlying the options" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) NAME AND ADDRESS.

      The Company is the filing person. The information set forth under Item 2(a) above and in the Offer to Amend under "Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) MATERIAL TERMS.

      The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers" and "The Offer" is incorporated herein by reference.

      (b) PURCHASES.

      None of the members of the Company's Board of Directors or the Company's executive officers may participate in the offer. The information set forth in the Offer to Amend under "The Offer -- Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

      (a) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.

      The information set forth in the Offer to Amend under "The Offer -- Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) PURPOSES.

      The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers" and "The Offer -- Purpose of the offer" is incorporated herein by reference.

      (b) USE OF SECURITIES ACQUIRED.

      The information set forth in the Offer to Amend under "Summary Term Sheet and Questions and Answers," "The Offer -- Acceptance of options for amendment and cash payments" and "The Offer -- Status of options amended pursuant to the terms of the offer; accounting consequences of the offer" is incorporated herein by reference.

      (c) PLANS.

      The information set forth in the Offer to Amend under "The Offer -- Purpose of the offer" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) SOURCE OF FUNDS.

      The information set forth in the Offer to Amend under "The Offer -- Source and amount of consideration; terms of amended options" is incorporated herein by reference.

      (b) CONDITIONS.

      The information set forth in the Offer to Amend under "The Offer - Conditions of the offer" is incorporated herein by reference.

      (c) BORROWED FUNDS.

      Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) SECURITIES OWNERSHIP.

      The information set forth in the Offer to Amend under "The Offer -- Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

      (b) SECURITIES TRANSACTIONS.

      The information set forth in the Offer to Amend under "The Offer -- Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) SOLICITATIONS OR RECOMMENDATIONS.

      Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

      (a) FINANCIAL INFORMATION.

      The information set forth or incorporated by reference in the Offer to Amend under "The Offer -- Information concerning Tenneco," " -- Additional Information" and " -- Financial statements" is incorporated herein by reference. The Company's amended Annual Report on Form 10-K for the fiscal year ended December 31, 2006, amended Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 is incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

      (b) PRO FORMA INFORMATION.

      Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.

      The information set forth in the Offer to Amend under "The Offer -- Legal matters; regulatory approvals" is incorporated herein by reference.

      (b) OTHER MATERIAL INFORMATION.

      Not applicable.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER          DESCRIPTION
(a)(1)(a)       Offer to Amend Certain Options, dated September 25, 2007.

(a)(1)(b)       E-mail of Announcement of Tender Offer, dated September 25,
                2007.

(a)(1)(c)       Election Form.

(a)(1)(d)       Withdrawal Form.

(a)(1)(e)       Form of Promise to Make Cash Payment.

(a)(1)(f)       Forms of Confirmation E-mail.

(a)(1)(g)       Forms of Reminder E-mail to Eligible Employees.

(a)(1)(h)       Form of Amendment to Stock Option Agreements.

(a)(1)(i)       Form of Notice of Acceptance of Options for Amendment.

(b)             Not Applicable.

(c)             Not Applicable.

(d)(1)          Tenneco Inc. Amended and Restated 2002 Long-Term Incentive Plan
                (incorporated by reference to Exhibit 10.26 to the Company's
                Quarterly Report on Form 10-Q ended June 30, 2003 (File No.
                1-12387), filed with the SEC on September 14, 2003).

(e)             Not Applicable.

(f)             Not Applicable.

(g)             Not Applicable.

(h)             Not Applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      (a) Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TENNECO INC.

/s/ David Wardell
Name:  David Wardell
Title: Senior Vice President, General Counsel and Corporate Secretary

Date: September 25, 2007

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
(a)(1)(a)   Offer to Amend Certain Options, dated September 25, 2007.

(a)(1)(b)   E-mail of Announcement of Tender Offer, dated September 25, 2007.

(a)(1)(c)   Election Form.

(a)(1)(d)   Withdrawal Form.

(a)(1)(e)   Form of Promise to Make Cash Payment.

(a)(1)(f)   Forms of Confirmation E-mail.

(a)(1)(g)   Forms of Reminder E-mail to Eligible Employees.

(a)(1)(h)   Form of Amendment to Stock Option Agreements.

(a)(1)(i)   Form of Notice of Acceptance of Options for Amendment.

(d)(1)      Tenneco Inc. Amended and Restated 2002 Long-Term Incentive Plan
            (incorporated by reference to Exhibit 10.26 to the Company's
            Quarterly Report on Form 10-Q ended June 30, 2003 (File No.
            1-12387), filed with the SEC on September 14, 2003).